Exhibit 99.6

PROPOSAL TO PARTIALLY AMEND THE COMPENSATION POLICY OF LILIUM N.V.

as such will be proposed to the extraordinary general meeting of shareholders to be held on 11 September, 2023 at 2:00pm CEST at the offices of Freshfields Bruckhaus Deringer LLP, Strawinskylaan 10, 1077 XZ Amsterdam, the Netherlands.

The left column shows the current text of the relevant provisions of the compensation policy to be amended. The middle column shows the proposed amendments. The right column provides a short explanation of the proposed amendments.

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CURRENT TEXT

Main features of compensation for Non-Executive Board Members

For 2021 and onwards, Non-Executive Board Members are entitled to the following compensation, taking into consideration their responsibilities and time commitment as members of the Board and the additional responsibilities they may have as members of the Board’s committees. Non-Executive Board Members do not have an individual employment contract with Lilium and are not entitled to participate in any benefits offered or commonly available to management and staff. No loans or other financial commitments will be made by or on behalf of Lilium to any Non-Executive Board Member. For the avoidance of doubt, all Non-Executive Board Member compensation described herein is exclusive of value-add tax (VAT) and shall be subject to any tax withholdings and deductions required under applicable law.

PROPOSED AMENDMENT

Main features of compensation for Non-Executive Board Members

For 2023 and onwards, Non-Executive Board Members are entitled to the following compensation, taking into consideration their responsibilities and time commitment as members of the Board and the additional responsibilities they may have as members of the Board’s committees. Non-Executive Board Members do not have an individual employment contract with Lilium and are not entitled to participate in any benefits offered or commonly available to management and staff. No loans or other financial commitments will be made by or on behalf of Lilium to any Non-Executive Board Member. For the avoidance of doubt, all Non-Executive Board Member compensation described herein is exclusive of value-add tax (VAT) and shall be subject to any tax withholdings and deductions required under applicable law.

EXPLANATORY NOTES Reference to 2021 changed into 2023 to align the Compensation Policy with the current situation.

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Annual Cash Compensation

Each Non-Executive Board Member will receive the retainers set forth below for their service on the Board. The annual cash compensation amounts will be payable in arrears, in equal quarterly installments following the end of each fiscal quarter in which the service occurred. Any amount payable for a partial quarter of service will be pro-rated by multiplying such amount by a fraction, the numerator of which will be the number of days of service that the Non-Executive Board Member provided in such quarter and the denominator of which will be the number of days in such quarter. All annual cash retainers are vested upon payment. Notwithstanding anything to the contrary herein, (i) the portion of the annual retainers to be paid in respect of the first quarter that ends on or after the date of the consummation of all transactions contemplated by that certain Business Combination Agreement, dated March 30, 2021, by and among Lilium, Queen Cayman Merger LLC, Qell Acquisition Corp. and Lilium GmbH (“Legacy Lilium”), as amended (the “Business Combination” and such date, the “Effective Date”) shall be equal to the full quarterly installment, pro-rated as applicable based on the days of service that the Non-Executive Board Member provided in such quarter (the “First Quarterly Payment”), (ii) the First Quarterly Payment shall be paid at the same time as the quarterly installment earned in respect of the second quarter that ends on or after the Effective Date is paid and (iii) the First Quarterly Payment shall not be earned unless the Non-Executive Board Member remains in service with Lilium through the end of the first quarter that ends on or after the Effective Date.

Annual Cash Retainer

Each Non-Executive Board Member will receive the retainers set forth below for their service on the Board. The annual cash compensation amounts will be payable in arrears, in equal quarterly installments following the end of each fiscal quarter in which the service occurred. Any amount payable for a partial quarter of service will be pro-rated by multiplying such amount by a fraction, the numerator of which will be the number of days of service that the Non-Executive Board Member provided in such quarter and the denominator of which will be the number of days in such quarter. All annual cash retainers are vested upon payment.

All references to legacy arrangements and transitional arrangements and/or the 2021 timeframe that are obsolete, have been deleted aligning the Compensation Policy to the current situation.

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Equity Compensation

Prior to the Effective Date, in consideration of the significant additional duties and responsibilities that will be required of the initial Chairperson of the Board, the individual appointed to this position received an option grant (the “One-Time Chairperson Option”) to purchase 29 shares of Legacy Lilium with a per share exercise price of €1 pursuant to the legacy employee stock option program established by Legacy Lilium (the “Legacy Stock Option Program”). Upon the consummation of the Business Combination, the One-Time Chairperson Option will be converted into an option to acquire an adjusted number of shares of Lilium (calculated by multiplying the number of Legacy Lilium shares subject to the One-Time Chairperson Option as of immediately prior to the Business Combination by the conversion ratio used for purposes of the Business Combination). The One-Time Chairperson Option otherwise remains subject to the same terms and conditions as were in effect prior to the consummation of the Business Combination. The One-Time Chairperson Option shall vest on a linear monthly basis in the following instalments: 4% in the year 2021, 11% in the year 2022, 40% in the year 2023 and 45% in the year 2024, subject to such individual’s continued service as a member of the Board through such vesting period.

Beginning as of the Effective Date, equity awards will be granted under Lilium’s 2021 Equity Incentive Plan or any successor equity incentive plan adopted by the Board and the shareholders of Lilium (the “Plan”) and will be subject to the limits on non-employee compensation set forth therein.

Equity Compensation

Equity awards will be granted under Lilium’s 2021 Equity Incentive Plan (the “Plan”) and will be subject to the limits on non-employee compensation set forth therein.

1.       Automatic Equity Grants. Annual and initial grants made on or after the Extraordinary General Meeting of Shareholders of 11 September, 2023 (the “2023 Extraordinary General Meeting of Shareholders”) shall be made as follows:

a.     Annual RSU Grants for Non-Executive Board Members. Without any further action of the Board, at the close of business on the date of each Annual General Meeting of Shareholders beginning with the 2024 General Meeting of Shareholders, each Non-Executive Board Member shall be granted a restricted stock unit award (“RSU Award”) under the Plan covering Shares (as defined in the Plan) having an RSU Value (as defined below) of $175,000; provided that the number of Shares covered by each Continuing Director Annual RSU Award will be rounded down to the nearest whole Share. Each Annual RSU Award shall vest on the earlier of (i) the day before the next Annual General Meeting of Shareholders or (ii) the one-year anniversary of the grant date, subject to the applicable Non-Executive Board Member’s continued service as a member of the Board through such vesting date.

All references to legacy arrangements and transitional arrangements and/or the 2021 timeframe that are obsolete, have been deleted aligning the Compensation Policy to the current situation.

The term “Annual Grant for Continuing Non-Executive Board Members” has been replaced by “Annual RSU Grants for Non-Executive Board Members”, because there is no longer a need to refer to Continuing Directors as all current and new Non-Executive Board Members will be treated the same where it concerns Annual RSU grants.

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1.     Automatic Equity Grants. Annual and initial grants made on or after the Annual General Meeting of Shareholders during 2022 (the “2022 General Meeting of Shareholders”) shall be made as follows:

a.     Annual Grant for Continuing Non-Executive Board Members. Without any further action of the Board, at the close of business on the date of each Annual General Meeting of Shareholders beginning with the 2022 General Meeting of Shareholders, each continuing Non-Executive Board Member shall be granted a restricted stock unit award (“RSU Award”) under the Plan covering Shares (as defined in the Plan) having an RSU Value (as defined below) of $175,000 (a “Continuing Director Annual RSU Award”); provided that the number of Shares covered by each Continuing Director Annual RSU Award will be rounded down to the nearest whole Share. Each Continuing Director Annual RSU Award shall vest on the earlier of (i) the day before the next Annual General Meeting of Shareholders or (ii) the one-year anniversary of the grant date, subject to the applicable Non-Executive Board Member’s continued service as a member of the Board through such vesting date.

b.     Initial Grant for New Non-Executive Board Members. Without any further action of the Board, each person who, after the 2023 Extraordinary General Meeting of Shareholders, is elected or appointed for the first time to be a Non-Executive Board Member will automatically, upon the date of his or her initial election or appointment to be a Non-Executive Board Member, be granted, in addition to the Annual RSU Award, a RSU Award under the Plan covering Shares having an RSU Value of $165,000 (a “New Director Initial RSU Award”); provided that the number of Shares covered by each New Director Initial RSU Award will be rounded down to the nearest whole Share. Each New Director Initial RSU Award shall vest in equal annual installments over the 3-year period following the grant date on each anniversary of the grant date, subject to the applicable Non-Executive Board Member’s continued service as a member of the Board through each such vesting date.

(i)    Clause 1 (c) (new clause 1 (b): the value of the initial grant for New Non-Executive Board Members in the form of an RSU Award under the Plan is decreased from $ 325,000 to $ 165,000, with the same vesting schedule as the initial grant under the current Compensation Policy, to reflect market practices

Also, the years and terms used in the Compensation Policy have been updated. Previous clause 1 (b) has been deleted because it is now duplicative of clause 1 (a).

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b. Annual Grant for New Non-Executive Board Members. Without any further action of the Board, each person who, on or after the 2022 General Meeting of Shareholders, is elected or appointed for the first time to be a Non-Executive Board Member will automatically, upon the date of his or her initial election or appointment to be a Non-Executive Board Member, be granted a RSU Award under the Plan covering Shares having an RSU Value of $175,000, pro-rated based on the number of full months that are expected to lapse between the Non-Executive Board Member’s appointment to the Board and the next Annual General Meeting of Shareholders (a “New Director Annual RSU Award”); provided that the number of Shares covered by each New Director Annual RSU Award will be rounded down to the nearest whole Share. Each New Director Annual RSU Award shall vest in full on the date of the next Annual General Meeting of Shareholders, subject to the Non-Executive Board Member’s continued service as a member of the Board through such date.

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c. Initial Grant for New Outside Directors. Without any further action of the Board, each person who, on or after the 2022 General Meeting of Shareholders, is elected or appointed for the first time to be a Non-Executive Board Member will automatically, upon the date of his or her initial election or appointment to be a Non-Executive Board Member, be granted, in addition to the New Director Annual RSU Award, a RSU Award under the Plan covering Shares having an RSU Value of $325,000 (a “New Director Initial RSU Award”); provided that the number of Shares covered by each New Director Initial RSU Award will be rounded down to the nearest whole Share. Each New Director Initial RSU Award shall vest in equal annual installments over the 3-year period following the grant date on each anniversary of the grant date, subject to the applicable Non-Executive Board Member’s continued service as a member of the Board through each such vesting date.

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2.     Transitional RSU Grants. Prior to the 2022 General Meeting of Shareholders, in lieu of the restricted stock unit awards provided in Section 1 above, there shall be transitional restricted stock unit awards (the “Transitional RSU Awards”) granted upon the following terms:

a)     One-Time Transitional Initial Grant. Non-Executive Board Members who are elected or appointed to the Board for the first time on or after the Effective Date (but before the 2022 General Meeting of Shareholders) shall be granted a Transitional RSU Award under the Plan covering 32,500 Shares (representing an RSU Value of $325,000 assuming a $10 per share price) (a “Transitional Initial RSU Award”). Each Transitional Initial RSU Award shall vest in equal yearly installments over the 3-year period from the date the Non-Executive Board Member was initially elected or appointed, subject to the Non-Executive Board Member’s continued service as a member of the Board through each such vesting date. Without any further action of the Board, the Transitional Initial RSU Awards shall be granted on the latest to occur of (i) the Non-Executive Board Member’s election or appointment to the Board, (ii) the Effective Date, and (iii) the effectiveness of Lilium’s registration statement for the Shares subject to the Plan. However, the Transitional Initial RSU Awards shall vest on the schedule described in this Section 2(a), regardless of when they are granted.

2. One Time RSU Grants. Non-Executive Board Members who were elected or appointed to the Board on September 21, 2021 and who are still in office during the 2023 Extraordinary General Meeting of Shareholders and who received RSU Grants during the period of their appointment as Non-Executive Board Member, shall be granted a One Time Additional RSU Grant under the Plan representing an RSU Value of $275,000 (a “One Time Additional RSU Award”). Without any further action of the Board, the One-Time Additional RSU Awards shall be granted effective the date of adoption of this (revised version of the) Compensation Policy (the “Award Date”) by the General Meeting of Shareholders. Each One Time Additional RSU Award shall vest ratably over the 2-year period from the Award Date, with 50% vesting on the first anniversary of the Award Date and the remaining 50% vesting in four equal quarterly installments during the second year after Award Date, subject to the Non-Executive Board Member’s continued service as a member of the Board through each such vesting dates.

A new Clause 2 has been added providing for a One Time Additional RSU Grants of US$ 275,000 to be granted to Non-Executive Board Members who were elected or appointed to the Board on September 21, 2021 and who are still in office during the September 2023 Extraordinary General Meeting of Shareholders and who received RSU Grants during the period of their appointment as Non-Executive Board Member. The grants shall be awarded upon adoption of the Compensation Policy by the Shareholders and vest over a period of 2 years (50% after the first year and the remaining 50% in four equal quarterly installments during the second year after the date of grant), subject to the Non-Executive Board Member’s continued service as member of the Board through each such vesting dates.

The One-Time RSU Grants are proposed to provide competitive compensation to retain the top-tier talent and expertise required to effectively supervise the execution of Lilium’s objectives in accordance with Lilium’s long-term strategy creating long-term value and sustainable growth in the best interests of Lilium and its shareholders, several Non-Executive Board Members will be granted a one-time equity grant in recognition of their personal investment into the future of the organization.

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b) One-Time Transitional Annual Grant. Non-Executive Board Members who are elected or appointed for the first time on or after the Effective Date (but before the 2022 General Meeting of Shareholders) shall be granted a RSU Award under the Plan covering 17,500 Shares (representing an RSU Value of $175,000 assuming a $10 per share price), which shall be pro-rated based on the number of full months that are expected to lapse between the Non-Executive Board Member’s appointment to the Board and the 2022 General Meeting of Shareholders (a “Transitional Annual RSU Award”); provided that the number of Shares covered by each Transitional Annual RSU Award will be rounded down to the nearest whole Share. Each Transitional Annual RSU Award shall vest in full on the date immediately preceding the date of the next Annual General Meeting of Shareholders, subject to the Non-Executive Board Member’s continued service as a member of the Board through such date. Without any further action of the Board, the Transitional Annual RSU Awards shall be granted on the latest to occur of (i) the Non-Executive Board Member’s election or appointment to the Board, (ii) the Effective Date, and (iii) the effectiveness of Lilium’s registration statement for the Shares subject to the Plan. However, the Transitional Annual RSU Awards shall vest on the schedule described in this Section 2(b), regardless of when they are granted.

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3.      Acceleration Events. All vesting is subject to the Non-Executive Board Member’s continued service as a member of the Board through each applicable vesting date. Notwithstanding the foregoing, if a Non-Executive Board Member remains in continuous service as a member of the Board until immediately prior to: (a) the Non-Executive Board Member’s death, (b) the termination of the Non-Executive Board Member’s service due to the Non-Executive Board Member’s “Disability” (as defined below) or (c) the closing of a “Change in Control” (as defined in the Plan) (each a “Director Acceleration Event”), any unvested portion of the One-Time Chairperson Option or any RSU Award granted in consideration of such Non-Executive Board Member’s service as a member of the Board shall vest in full immediately prior to, and contingent upon, the applicable Director Acceleration Event. For purposes of this Policy, “Disability” means a Non-Executive Board Member is unable to work at least three hours a day under the usual conditions of the general labor market for an unforeseeable period of time due to illness or disability.

3. Acceleration Events. All vesting is subject to the Non-Executive Board Member’s continued service as a member of the Board through each applicable vesting date. Notwithstanding the foregoing, if a Non-Executive Board Member remains in continuous service as a member of the Board until immediately prior to: (a) the Non-Executive Board Member’s death, (b) the termination of the Non-Executive Board Member’s service due to the Non-Executive Board Member’s “Disability” (as defined below) or (c) the closing of a “Change in Control” (as defined in the Plan) (each a “Director Acceleration Event”), any unvested portion of the One-Time Chairperson Option (as defined in the previous version of the Compensation Policy) or any RSU Award granted in consideration of such Non-Executive Board Member’s service as a member of the Board shall vest in full immediately prior to, and contingent upon, the applicable Director Acceleration Event. For purposes of this Policy, “Disability” means a Non-Executive Board Member is unable to work at least three hours a day under the usual conditions of the general labor market for an unforeseeable period of time due to illness or disability.	“(as defined in the previous version of the Compensation Policy)” in relation to the One-Time Chairperson Option has been included for clarity, as this is no longer covered in the new Compensation Policy.

6. Election to Receive RSUs in Lieu of Annual Board Member Service Retainer. Each Non-Executive Board Member may elect to convert all or a portion of his or her Annual Board Member Service Retainer (which, for the avoidance of doubt, excludes any annual retainer that a Non-Executive Board Member may receive for serving as a committee chair or for committee service) (the “Annual Cash Retainer”) into RSUs as follows (such election, an “RSU Election”):

6. Election to Receive RSUs in Lieu of Annual Board Member Service Retainer. Election to Receive RSUs in Lieu of Annual Board Member Service Retainer. Each Non-Executive Board Member may elect to convert all or a portion of his or her Annual Board Member Service Retainer (which, for the avoidance of doubt, excludes any annual retainer that a Non-Executive Board Member may receive for serving as a committee chair or for committee service) (the “Annual Cash Retainer”) into RSUs as follows (such election, an “RSU Election”):

Reference to Transitional RSU Election and the New Director Election have been deleted because this is no longer relevant.

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 a.    Transitional RSU Election. With respect to the Annual Cash Retainer that is earned with respect to the period commencing on the Effective Date and ending on December 31, 2021 (a “Transitional Retainer”), if a Non-Executive Board Member timely makes an RSU Election with respect to all or a portion of such Transitional Retainer pursuant to this clause (a), then such Non-Executive Board Member will automatically and in lieu of the applicable Transitional Retainer payment (or portion thereof) payable with respect to the period commencing on the Effective Date and ending on December 31, 2021 (the “Transitional Period”) be granted a number of RSUs equal to (x) the amount of cash subject to such RSU Election divided by (y) $10; provided that, such RSUs shall be granted on the first date that there is an effective Form S-8 registration statement on file with the SEC with sufficient Shares available to cover the applicable RSUs, subject to such Non-Executive Board Member’s continuous service through the date of grant. Such RSUs will be subject to vesting on the same schedule, and subject to the same conditions, as applied to the underlying Transitional Retainer; provided that, to the extent that a Transitional Retainer (or portion thereof) would have been vested prior to the date of grant but for the RSU Election, the portion of the RSUs attributable to such Transitional Retainer (or portion thereof) shall be fully vested as of the date of grant; provided further, that any portion of the RSUs that vests in respect of a partial quarter of service will be pro-rated by multiplying the RSUs scheduled to vest in respect of such quarter by a fraction, the numerator of which will be the number of days of service that the Non-Executive Board Member provided in such quarter and the denominator of which will be the number of days in such quarter. With respect to any Transitional Retainer, each RSU Election must be submitted to the Company’s General Counsel in writing within 5 business days following the Effective Date, and subject to any other conditions specified by the Board or Compensation Committee. Once an RSU Election for the Transitional Retainer is properly submitted, it will be irrevocable.

 a.    Annual RSU Election. With respect to any Annual Cash Retainer (an “Annual Retainer”), if a Non-Executive Board Member timely makes an RSU Election with respect to all or a portion of such Annual Retainer pursuant to this clause (a), then on the first calendar day following the end of a quarter of the calendar year to which such RSU Election applies (so April 1, July 1, October 1 and January 1 as the case may be) such Non-Executive Board Member will automatically and in lieu of the applicable Annual Retainer payment (or portion thereof) payable with respect to such calendar year be granted a number of fully vested RSUs equal to (x) the amount of cash subject to such RSU Election divided by (y) the VWAP over the thirty (30) trading days prior to the grant date rounded down to the nearest whole share (the “RSU Election Value”); provided that in case of a partial quarter of service, such RSU grant will be pro-rated by multiplying the RSUs to be granted in respect of such quarter by a fraction, the numerator of which will be the number of days of service that the Non-Executive Board Member provided in such quarter and the denominator of which will be the number of days in such quarter. With respect to any Annual Retainer, each RSU Election must be submitted to the Company’s General Counsel in writing at least 10 business days in advance of the first day of the calendar year to which such RSU Election applies, and subject to any other conditions specified by the Board or Compensation Committee. A Non-Executive Board Member may make an RSU Election with respect to an Annual Retainer only if there is an effective Form S-8 registration statement on file with the SEC with sufficient Shares available to cover the applicable restricted stock unit award as of the date such award is to be granted. Once an RSU Election for the Annual Retainer is properly submitted, it will remain in effect for successive calendar years and will be applied to the Annual Cash Retainer to be earned for each such calendar year unless and until the Non-Executive Board Member revokes it in accordance with the rules established by the Board or Compensation Committee or there is no effective Form S-8 registration statement on file with the SEC with sufficient Shares available to cover the applicable restricted stock unit award.

Changes have been made to the Annual RSU Election allowing Non-Executive Board Members to elect to receive their Annual Retainer in RSUs instead of in cash. In the revised Compensation Policy it is proposed to delete the reference to “Transitional Retainer” and “New Director Annual Cash Retainer” as this is no longer relevant, and to rename the “Normal Annual Retainer” to “Annual Cash Retainer”. Grants will be in line with the vesting of the Annual Cash retainer in arrears at the beginning of a new calendar year quarter.

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 b.    Annual RSU Election. With respect to any Annual Cash Retainer other than a Transitional Retainer or New Director Annual Cash Retainer (as defined below) (a “Normal Annual Retainer”), if a Non-Executive Board Member timely makes an RSU Election with respect to all or a portion of such Normal Annual Retainer pursuant to this clause (b), then on January 1st of the calendar year to which such RSU Election applies, such Non-Executive Board Member will automatically and in lieu of the applicable Normal Annual Retainer payment (or portion thereof) payable with respect to such calendar year be granted a number of RSUs equal to (x) the amount of cash subject to such RSU Election divided by (y) the VWAP over the thirty (30) trading days prior to the grant date (the “RSU Election Value”). Such RSUs will be subject to vesting on the same schedule, and subject to the same conditions, as applied to the underlying Normal Annual Retainer; provided that, any portion of the RSUs that vests in respect of a partial quarter of service will be pro-rated by multiplying the RSUs scheduled to vest in respect of such quarter by a fraction, the numerator of which will be the number of days of service that the Non-Executive Board Member provided in such quarter and the denominator of which will be the number of days in such quarter. With respect to any Normal Annual Retainer, each RSU Election must be submitted to the Company’s General Counsel in writing at least 10 business days in advance of the first day of the calendar year to which such RSU Election applies, and subject to any other conditions specified by the Board or Compensation Committee. A Non-Executive Board Member may make an RSU Election with respect to a Normal Annual Retainer only if there is an effective Form S-8 registration statement on file with the SEC with sufficient Shares available to cover the applicable restricted stock unit award as of the date such award is to be granted. Once an RSU Election for the Normal Annual Retainer is properly submitted, it will remain in effect for successive calendar years and will be applied to the Annual Cash Retainer to be earned for each such calendar year unless and until the Non-Executive Board Member revokes it in accordance with the rules established by the Board or Compensation Committee or there is no effective Form S-8 registration statement on file with the SEC with sufficient Shares available to cover the applicable restricted stock unit award.

 b.    RSU Election Revocation Mechanics. The revocation of any RSU Election for Annual Retainers must be submitted to the Company’s General Counsel at least 10 business days in advance of the first day of the upcoming calendar year to which such RSU Election applies, and subject to any other conditions specified by the Board or Compensation Committee. Once the revocation of the RSU Election is properly submitted, it will remain in effect for successive calendar years unless and until the Non-Executive Board Member makes a new RSU Election in accordance with clause (a) above.

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New Director Election. Notwithstanding anything to the contrary herein, each person who is elected or appointed for the first time to be a Non-Executive Board Member after the Effective Date will, if such Non-Executive Board Member timely makes an RSU Election with respect to all or a portion of his or her Annual Cash Retainer (a “New Director Annual Retainer”), pursuant to this clause (c), automatically and in lieu of the applicable New Director Annual Retainer payment payable with respect to the applicable period be granted a number of RSUs equal to (x) the amount of cash subject to such RSU Election divided by (y) the applicable RSU Election Value on the grant date. Such RSUs shall be granted on the date such Non-Executive Board Member is elected for the first time to be a Non-Executive Board Member. Such RSUs will be subject to vesting on the same schedule, and subject to the same conditions, as applied to the New Director Annual Retainer; provided that any portion of the RSUs that vests in respect of a partial quarter of service will be pro-rated by multiplying the RSUs scheduled to vest in respect of such quarter by a fraction, the numerator of which will be the number of days of service that the Non-Executive Board Member provided in such quarter and the denominator of which will be the number of days in such quarter. Each RSU Election must be submitted to the Company’s General Counsel in writing on or before the date such Non-Executive Board Member is elected for the first time to be a Non-Executive Board Member. A Non-Executive Board Member may make an RSU Election with respect to a New Director Annual Retainer only if there is an effective Form S-8 registration statement on file with the SEC with sufficient Shares available to cover the applicable restricted stock unit award as of the date such award is to be granted. Once an RSU Election for the New Director Annual Retainer is properly submitted, it will remain in effect for successive calendar years and will be applied to the Annual Cash Retainer to be earned for each such calendar year unless and until the Non-Executive Board Member revokes it in accordance with the rules established by the Board or Compensation Committee or there is no effective Form S-8 registration statement on file with the SEC with sufficient Shares available to cover the applicable restricted stock unit award.

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c. RSU Election Revocation Mechanics. The revocation of any RSU Election for Normal Annual Retainers must be submitted to the Company’s General Counsel at least 10 business days in advance of the first day of the upcoming calendar year to which such RSU Election applies, and subject to any other conditions specified by the Board or Compensation Committee. Once the revocation of the RSU Election is properly submitted, it will remain in effect for successive calendar years unless and until the Non-Executive Board Member makes a new RSU Election in accordance with clause (b) above.

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Main features of the compensation structure for Executive Board Members

The size of a compensation package is based on the scope of responsibilities and experience of the Executive Board Member. The compensation package may take into account local market practices or requirements. Overall pay levels are intended to be competitive with the U.S. market and take into account a peer group analysis conducted by a third-party consultant. The target total direct compensation packages of Executive Board Members generally consist of: I) fixed compensation (base salary), II) variable compensation, and III) fringe benefits as appropriate in relation to the function or role performed.

Main features of the compensation structure for Executive Board Members

The size of a compensation package for Executive Board Members is based on the scope of responsibilities and experience of the Executive Board Member. The compensation package may take into account local market practices or requirements. Overall pay levels are intended to be competitive with the U.S. market and take into account a peer group analysis conducted by a third-party consultant. The target total direct compensation packages of Executive Board Members generally consist of: I) fixed compensation (base salary), II) variable compensation, and III) fringe benefits as appropriate in relation to the function or role performed.

The words “for Executive Board Members” have been included behind “the size of a compensation package” for clarification purposes.

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Clawback

Variable remuneration may be adjusted or recovered from an Executive Board Member in accordance with the relevant provisions in the Dutch Civil Code, as amended from time to time (currently as contained in paragraphs 6 and 8 of Article 135 Book 2 of the Dutch Civil Code).

In addition, if (i) Lilium is required to undertake a Restatement (as defined below) for which an Executive Board Member is at fault due to such Executive Board Member’s negligence or (ii) any Executive Board Member has engaged in Improper Conduct (as defined below), then the Compensation Committee may, in its sole discretion, after evaluating the associated costs and benefits and subject to applicable law, seek to recover all or any portion of the Recoverable Compensation (as defined below) granted or paid to or earned by any such Executive Board Member during the Applicable Period (as defined below). In addition, the Compensation Committee may, in its sole discretion and in the reasonable exercise of its business judgment, determine whether and to what extent additional action is appropriate to address the circumstances surrounding such Restatement or Improper Conduct to minimize the likelihood of any recurrence and to impose such other discipline as it deems appropriate. Subject to applicable law, the Compensation Committee may seek to recoup such Recoverable Compensation by requiring any affected Executive Board Member to repay such amount to Lilium; by set-off; by reducing future compensation; or by such other means or combination of means as the Compensation Committee, in its sole discretion, determines to be appropriate.

For purposes of this Policy:

Clawback

Variable remuneration may and, where legally required, will be adjusted or recovered from an Executive Board Member in accordance with the relevant provisions in the Dutch Civil Code, as amended from time to time (currently as contained in paragraphs 6 and 8 of Article 135 Book 2 of the Dutch Civil Code) and/or the Lilium Clawback policy as in place from time to time.

In addition, if any Executive Board Member has engaged in Improper Conduct (as defined below), then the Compensation Committee may, in its sole discretion, after evaluating the associated costs and benefits and subject to applicable law, seek to recover all or any portion of the Recoverable Compensation (as defined below) granted or paid to or earned by any such Executive Board Member during the Applicable Period (as defined below). In addition, the Compensation Committee may, in its sole discretion and in the reasonable exercise of its business judgment, determine whether and to what extent additional action is appropriate to address the Improper Conduct to minimize the likelihood of any recurrence and to impose such other discipline as it deems appropriate. Subject to applicable law, the Compensation Committee may seek to recoup such Recoverable Compensation by requiring any affected Executive Board Member to repay such amount to Lilium; by set-off; by reducing future compensation; or by such other means or combination of means as the Compensation Committee, in its sole discretion, determines to be appropriate.

For purposes of this Policy:

Proposed changes are aimed to reflect that a claw back policy will be introduced for the Company to meet US legal requirements.

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“Applicable Period” means (i) in the case of any Restatement, the three-year period preceding the date on which Lilium is required to prepare the Restatement and (ii) in the case of any Improper Conduct, the three-year period preceding the date of the Improper Conduct, as determined by the Board.

“Applicable Period” means (i) in the case of any Restatement, the three-year period preceding the date on which Lilium is required to prepare the Restatement and (ii) in the case of any Improper Conduct, the three-year period preceding the date of the Improper Conduct, as determined by the Board.

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“Improper Conduct” means an Executive Board Member’s (i) commission of any felony or any crime involving fraud, dishonesty or moral turpitude under applicable law; (ii) attempted commission of, or participation in, a fraud or act of dishonesty against Lilium; (iii) intentional, material violation of any contract or agreement between the Executive Board Member and Lilium or of any statutory duty owed to Lilium; (iv) unauthorized use or disclosure of Lilium’s confidential information or trade secrets; or (v) any action that results in material financial, reputational or other harm to Lilium and its affiliates and subsidiaries.

“Improper Conduct” means an Executive Board Member’s (i) commission of any felony or any crime involving fraud, dishonesty or moral turpitude under applicable law; (ii) attempted commission of, or participation in, a fraud or act of dishonesty against Lilium; (iii) intentional, material violation of any contract or agreement between the Executive Board Member and Lilium or of any statutory duty owed to Lilium; (iv) unauthorized use or disclosure of Lilium’s confidential information or trade secrets; or (v) any action that results in material financial, reputational or other harm to Lilium and its affiliates and subsidiaries.

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“Recoverable Compensation” means the amount of any incentive-based compensation (including cash and equity awards, whether time or performance-based, and salary increases) granted or paid to or earned by an Executive Board Member during the Applicable Period that, (i) in the case of a Restatement, exceeds the amount or value of compensation that the Compensation Committee determines, in its sole discretion, would have been granted, paid or earned had the revised financial statement(s) reflected in the Restatement been used to determine the incentive-based compensation or been available to the market at the time such incentive-based compensation was granted, paid or earned, and (ii) in the case of any Improper Conduct, the Compensation Committee determines, in its sole discretion, to be appropriate in light of the scope and nature of the Improper Conduct.

“Recoverable Compensation” means the amount of any incentive-based compensation (including cash and equity awards, whether time or performance-based, and salary increases) granted or paid to or earned by an Executive Board Member during the Applicable Period that, in the case of any Improper Conduct, the Compensation Committee determines, in its sole discretion, to be appropriate in light of the scope and nature of the Improper Conduct.

Severance Pay

Severance entitlements for Executive Board Members, if any, will generally be set forth in each such individual’s management contract, employment contract or similar agreement with Lilium.

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“Restatement” means any material restatement (occurring after the effective date of this policy) of any of Lilium’s financial statements that have been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, or any successor rule, or the Securities Act of 1933, as amended.

Severance Pay

Severance entitlements for Executive Board Members, if any, will generally be set forth in each such individual’s management contract, employment contract or similar agreement with Lilium.

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